Exhibit 97

NOVOCURE LIMITED
AMENDED AND RESTATED POLICY ON RECOUPMENT
OF INCENTIVE COMPENSATION
EFFECTIVE AS OF OCTOBER 2, 2023
The Board of Directors (the “Board”) of NovoCure Limited (“Company”) has adopted this Policy on Recoupment of Incentive Compensation (the “Clawback Policy” or “Policy”) to comply with the rules found in 229 C.F.R. §240.10D-1 (the “Recovery Rule”) and the related listing rules of the Nasdaq Global Select Market or such other United States stock exchange on which the Company has listed its Ordinary Shares from time to time (“Exchange”), and, to the extent this Policy is any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.
1. Definitions. As used herein, the terms “Financial Reporting Measure,” “Incentive-Based Compensation,” and “Received” shall have the meanings as set forth in section (d) of the Recovery Rule. As used herein, the term “Executive Officer” shall mean those persons designated by resolution of the Board of Directors as “executive officers” and any other persons identified pursuant to 17 CFR 229.401(b).
2. Application of the Policy. This Policy shall only apply if the Company is required to prepare an accounting restatement due to the material noncompliance of the issuer with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
3. Recovery Period. The Incentive-Based Compensation subject to recovery pursuant to paragraph 5 of this Policy below is the Incentive-Based Compensation Received after the person began service as an Executive Officer and during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in paragraph 2 of this Policy, provided that the person served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question (the “Recovery Period”). The date the Company is required to prepare an accounting restatement shall be determined pursuant to Recovery Rule section (b)(1)(ii).
a.Notwithstanding the foregoing, the Policy shall only apply if the Incentive-Based Compensation is Received (1) while the issuer has a class of securities listed on an Exchange and (2) on or after July 27, 2023.
b.See Recovery Rule Section (b)(1)(i) for certain circumstances under which the Policy will apply to Incentive-Based Compensation Received during a transition period arising due to a change in the Company’s fiscal year within or immediately following the three completed fiscal years referenced above.
4. Erroneously Awarded Compensation. The amount of Incentive-Based Compensation subject to recovery pursuant to paragraph 5 of this Policy below (“Erroneously Awarded Compensation”) is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive Based-Compensation that otherwise would have been Received had it been determined based on the restated amounts and shall be computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (1) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (2) the Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.
5. The Company shall recover reasonably promptly any Erroneously Awarded Compensation except to the extent that the conditions of paragraphs (a), (b), or (c) below apply. The Compensation Committee of the Board (the “Committee”) shall determine the repayment schedule for each amount of Erroneously Awarded Compensation in a manner that complies with this “reasonably promptly” requirement. Such determination shall be consistent with any applicable legal guidance, by the U.S. Securities and Exchange Commission, Exchange rule, regulation or interpretation, judicial opinion, or otherwise. The determination of “reasonably promptly” may vary from case to case and the Committee is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.
a.Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered and the Committee has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange.
b.Erroneously Awarded Compensation need not be recovered if recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation and shall provide such opinion to the Exchange.
c.Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
6. The Committee shall have oversight of this Policy and recommend determinations to the Board for its final review and approval. All determinations made, reviewed and/or approved by the Board shall be final and binding. Notwithstanding the foregoing, the Committee or Board may amend or change the terms of this Policy at any time for any reason, including as required to comply with the rules of the SEC and the Exchange. Further, the exercise by the Committee of any rights pursuant to this Policy shall be without prejudice to any other rights that the Company or the Committee may have with respect to any Executive Officer subject to this Policy.

7. To the extent any Company equity incentive plan or any employment agreement between the Company and/or any of its subsidiaries and any Executive Officer that incorporates by reference or otherwise refers to a term in any “clawback policy,” “recoupment policy” or the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, such reference shall mean this Policy, as the same may be amended from time-to-time.
8. Notwithstanding anything to the contrary in any other policy of the Company or its subsidiaries or any agreement between the Company and/or its subsidiaries and an Executive Officer, no Executive Officer shall be indemnified by the Company or its subsidiaries against the loss of any Erroneously Awarded Compensation.

Adopted: July 26, 2017
Revised: July 26, 2023 (effective October 2, 2023)